Exhibit 99.1

ERMENEGILDO ZEGNA N.V. FILES ITS ANNUAL REPORT ON FORM 20-F

March 20, 2026 – MILAN Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or “the Group”) announced today that it has filed with the United States Securities and Exchange Commission its annual report on Form 20-F, including financial statements for the fiscal year ended December 31, 2025.

The Company’s annual report on Form 20-F is available under the Investors section on the Company’s corporate website at https://ir.zegnagroup.com/financial-documents/sec-filings/default.aspx, where it can be viewed and downloaded. Shareholders may request a hard copy of the Company’s audited financial statements included in the Form 20-F, free of charge, through the contact below.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to seductive elegance with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,200 employees and recorded revenues of 1.92 billion in 2025.

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Contacts
Paola Durante, Chief of External Relations and Sustainability
Alice Poggioli, Investor Relations Director

ir@zegna.com / corporatepress@zegna.com

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